

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2011

<u>Via Email</u>

Raymond Jackson
Chief Financial Officer
JMP Group, Inc
600 Montgomery Street, Suite 1100
San Francisco, California 94111

      Re: JMP Group, Inc
               Form 10-K
               Filed March 8, 2011
               File No. 001-33448

Dear Mr. Jackson:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Kevin Woody

               Kevin Woody
               Accounting Branch Chief